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                             July 9, 2021

       Marco Del Lago
       Chief Financial Officer
       Stevanato Group S.p.A.
       Via Molinella 17
       35017 Piombino Dese     Padua
       Italy

                                                        Re: Stevanato Group
S.p.A.
                                                            Registration
Statement on Form F-1
                                                            Filed June 21, 2021
                                                            File No. 333-257204

       Dear Mr. Del Lago:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 21, 2021

       General

   1. We note that you reference class A multiple voting shares and special shares of category
                                                           A    that you refer
to as "A Shares." You appear to use the terms interchangeably. Your
                                                        Articles of Association
refers to your multiple voting shares as Class A Shares. Please revise your disclosure
to clarify each of your different securities.
       Supply Chain, page 111

   2. Please revise to disclose the material terms of the agreements, including the term and termination provisions
of your supply agreements with Schott and NEG.
 Marco Del Lago
Stevanato Group S.p.A.
July 9, 2021
Page 2
Exhibit 5.1, page II-4

3. We note that the opinion states that the Shares to be offered by the company are "fully paid in accordance with the applicable laws." While we would not object if counsel assumes that the registrant will receive the required consideration, it is unclear what it means to be "in accordance with applicable laws." Please revise. See Section B(1)(a)
         of Staff Legal Bulletin No. 19 dated October 14, 2011.
4. We note the last sentence of the opinion states it may not be "relied upon by any person or be used for any other purpose, without our prior written consent in each instance."
         Purchasers of the securities in the offering are entitled to rely on the opinion. Please revise. See Section B(3)(d) of Staff Legal Bulletin No. 19, October 14, 2011.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at 202-551-3723 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMarco Del Lago                                Sincerely,
Comapany NameStevanato Group S.p.A.
                                                                Division of
Corporation Finance
July 9, 2021 Page 2                                             Office of
Manufacturing
FirstName LastName